Exhibit 99.1

EHang Reports First Quarter 2022 Unaudited Financial Results

– Special Conditions for EH216-S Type Certification Formally Adopted by CAAC

– Newly-Appointed Chief Operating Officer to Oversee Sales and Operations

– Increasing Number of Pre-Orders from More Asian Markets

Guangzhou, China, May 31, 2022 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Financial and Operational Highlights for the First Quarter 2022

•	Total revenues were RMB5.8 million (US$0.9 million), compared with RMB8.7 million in the fourth quarter of 2021.

•	Gross margin was 62.5%, maintaining a high level with an increase of 2.4 percentage points from 60.1% in the fourth quarter of 2021.

•	Operating loss was RMB63.8 million (US$10.1 million), representing an improvement of 39.8% from RMB106.1 million in the fourth quarter of 2021.

•	Adjusted operating loss[1] (non-GAAP) was RMB41.7 million (US$6.6 million), representing an improvement of 50.3% from RMB83.8 million in the fourth quarter of 2021.

•	Net loss was RMB68.8 million (US$10.9 million), representing an improvement of 34.2% from RMB104.5 million in the fourth quarter of 2021.

•	Adjusted net loss[2] (non-GAAP) was RMB40.9 million (US$6.4 million), representing an improvement of 50.3% from RMB82.2 million in the fourth quarter of 2021.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB236.9 million (US$37.4 million) as of March 31, 2022.

•	Sales and deliveries of EHang 216 AAVs, were 3 units, compared with 4 units in the fourth quarter of 2021.

•	Under the 100 Air Mobility Routes Initiative, more than 4,800 operational trial flights of the EHang 216 have been conducted in practical scenarios at 9 operation spots in China to date.

Business Highlights for the First Quarter 2022 and Recent Business Developments

•	CAAC’s Special Conditions for EH216-S Type Certification

In February 2022, the Civil Aviation Administration of China (“CAAC”) formally adopted the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, according to CAAC’s Regulations on Certification of Civil Aviation Products and Parts (CCAR-21). The Special Conditions provide clear safety requirements for the certification of EH216-S, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•	Appointment of Mr. Xin Fang as Chief Operating Officer

In February 2022, EHang appointed Mr. Xin Fang as the Chief Operating Officer. With more than 20 years of business administration and operational experience in the sales of IT products and system integration solutions, tourism operations and management, Mr. Fang is in charge of the Company’s daily operations with a focus on the sales of EHang AAV products and solutions and the commercialization of Urban Air Mobility (“UAM”) services.

•	AirX’s Pre-Order for 50 Units of EHang 216 Series in Japan

In January 2022, EHang received a pre-order for 50 units of EHang 216 series in Japan from AirX Inc. (“AirX”), a leading Japanese air mobility digital platform company with more than 100 helicopter sightseeing operating routes and private helicopter charter services. The pre-order of EHang 216 series AAVs is planned to facilitate various UAM projects in Japan and has a prospect of providing “air taxi” services for the 2025 World Expo in Osaka, Kansai, Japan.

•	AEROTREE’s Pre-Order for 50 Units of EHang 216 Series and 10 Units of VT-30 in Malaysia

In March 2022, EHang entered into a strategic partnership with Aerotree Flight Services Sdn. Bhd. (“AEROTREE”), a subsidiary of leading Malaysian aviation company AEROTREE Group, for developing UAM businesses, including Maintenance, Repair and Overhaul (“MRO”) and training in Malaysia. AEROTREE placed a pre-order for 50 units of EHang 216 series, which include EHang 216, EHang 216L, and EHang 216F, as well as 10 units of VT-30. Prior to this pre-order, AEROTREE had purchased one unit of EHang 216 from the Company.

•	Prestige Aviation’s Pre-Order for 100 Units of EHang 216 in Indonesia

In April 2022, EHang received a pre-order for 100 units of EHang 216 from Prestige Aviation, an Indonesian aviation company and a subsidiary of Prestige Corp. Prestige Aviation had purchased one unit of EHang 216 from the Company with successful flight demonstrations conducted in Bali and Jakarta, Indonesia.

•	Strategic Partnership with C.P. Group to Introduce AAVs to Thailand

In May 2022, EHang formed a strategic partnership with Charoen Pokphand Group Co., Ltd. (“C.P. Group”), one of the largest conglomerates in Thailand, with an intent to establish a joint venture in Thailand for AAV sales and UAM operations.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, said, “We kicked off the year 2022 in a more volatile and uncertain environment due to macroeconomics, geopolitical tensions, and the resurgence of the COVID-19 pandemic. Despite these temporary challenges, we remain dedicated to our strategic goal of becoming an urban air mobility platform operator. With that, we achieved meaningful progress across multiple fronts, cementing our core strengths and industry position.”

“Notably, our gross margin, already at a high level, further increased by 2.4 percentage points quarter-over-quarter to 62.5% for the first quarter of the year. Most importantly, the CAAC formally adopted and issued the Special Conditions for EH216-S AAV Type Certification in February, which laid a critical cornerstone for our airworthiness certification, and is also groundbreaking milestone in the development of this innovative industry. While we are moving forward the airworthiness certification process, we have produced validation-used AAVs for manufacturing conformity inspection.”

“Excitingly, we welcomed our newly-appointed Chief Operating Officer Mr. Xin Fang on board in February, and saw growing AAV demand from broader Asian markets, with a total of up to 210 units of pre-orders3 obtained so far this year. This reflects the wide appeal of our products. Going forward, our unique AAV technology advantages, smart command-and-control system, promising market demands, and comprehensive growth strategies are empowering us to provide a safe, autonomous and eco-friendly aerial mobility experience while adding value to our shareholders and stakeholders.”

Financial Results for the First Quarter 2022

Revenues

Total revenues were RMB5.8 million (US$0.9 million), representing a decrease of 33.5% from RMB8.7 million in the fourth quarter of 2021, primarily due to the change in the sales volume of AAV products and solutions.

Costs of revenues

Costs of revenues were RMB2.2 million (US$0.3 million), down 37.4% from RMB3.5 million in the fourth quarter of 2021, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit

Gross profit was RMB3.6 million (US$0.6 million), down 30.8% from RMB5.2 million in the fourth quarter of 2021.

Gross margin was 62.5%, compared with 60.1% in the fourth quarter of 2021. The increase in gross margin was mainly attributed to changes in revenue mix.

Operating expenses

Total operating expenses were RMB68.2 million (US$10.8 million), representing a decrease of 39.5% from RMB112.7 million in the fourth quarter of 2021.

•	Sales and marketing expenses were RMB12.7 million (US$2.0 million), on par with RMB12.2 million in the fourth quarter of 2021.

•

General and administrative expenses were RMB23.5 million (US$3.7 million), down 61.9% from RMB61.7 million in the fourth quarter of 2021. The decrease was mainly attributed to lesser provisions for accounts receivable related to COVID-19’s impacts.

[3]

Pre-orders do not obligate the customers to purchase EHang’s AAVs unless certain conditions are satisfied. Fulfilment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals.

•

Research and development expenses were RMB32.0 million (US$5.1 million), down 17.6% from RMB38.8 million in the fourth quarter of 2021. The decrease was mainly attributed to lesser expenditures in R&D materials, fluctuation of which usually follows the development progress for different R&D projects, than those in the fourth quarter of 2021.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB46.1 million (US$7.3 million), representing a decrease of 49.1% from RMB90.4 million in the fourth quarter of 2021. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB8.3 million (US$1.3 million), RMB13.3 million (US$2.1 million) and RMB24.5 million (US$3.9 million) in the first quarter of 2022, respectively. The decrease in adjusted operating expenses was primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB63.8 million (US$10.1 million), representing an improvement of 39.8% from RMB106.1 million in the fourth quarter of 2021.

Adjusted operating loss (non-GAAP)5

Adjusted operating loss was RMB41.7 million (US$6.6 million), representing an improvement of 50.3% from RMB83.8 million in the fourth quarter of 2021.

Other expense

Other expense was RMB5.0 million (US$0.8 million), compared with RMB1.8 million of other income in the fourth quarter of 2021, primarily due to the provisions for several legal proceedings.

Net loss

Net loss was RMB68.8 million (US$10.9 million), representing an improvement of 34.2% from RMB104.5 million in the fourth quarter of 2021.

Adjusted net loss (non-GAAP)6

Adjusted net loss was RMB40.9 million (US$6.4 million), representing an improvement of 50.3% from RMB82.2 million in the fourth quarter of 2021.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB40.7 million (US$6.4 million), representing an improvement of 51.0% from RMB83.1 million in the fourth quarter of 2021.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[6]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.60 (US$0.09). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.36 (US$0.06).

Basic and diluted net loss per ADS were both RMB1.20 (US$0.18). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB0.72 (US$0.12).

Balance Sheets

•	The cash, cash equivalents, restricted cash and short-term investments balances were RMB236.9 million (US$37.4 million) as of March 31, 2022.

Business Outlook

Due to the COVID-19 resurgence that brought forward stricter travel restrictions and lock-downs in China since the first quarter of 2022, many industries in China have been facing challenges and uncertainties. The Company has also been affected, e.g., business development related to the tourism industry and restricted trial flight operations at tourism-oriented sites. Nevertheless, the Company is closely watching the development of market conditions and adjusting its strategies to be accordingly adaptable while remaining confident in the long-term outlook going forward.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially uncertainties and situations related to the certification process, COVID-19 outbreaks, and global political and economic landscape.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, May 31, 2022, U.S. Eastern Time (8:00 PM on May 31, 2022, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10022353-3d6m87.html

A replay of the conference call may be accessed by phone at the following numbers until June 7, 2022. To access the replay, please reference the conference Reply PIN 10022353.

Phone Number
International	+49 800 181 0896
United States	+1 855 883 1031
Hong Kong	+852 800 930 639
Mainland China	+86 400 1209 216

[7]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[8]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact:

ir@ehang.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	246,863	204,109	32,197
Restricted cash	160	—	—
Short-term investments	65,108	32,813	5,176
Accounts receivable, net	56,189	53,846	8,494
Inventories	78,075	85,778	13,531
Prepayments and other current assets	29,395	47,854	7,548
Amount due from a related party	1,360	—	—

Total current assets	477,150	424,400	66,946

Non-current assets:
Property and equipment, net	33,821	32,057	5,057
Operating lease right-of-use assets, net[9]	—	20,689	3,264
Intangible assets, net	745	706	111
Long term loans receivable	15,208	1,845	291
Long-term investments	6,143	6,156	971
Other non-current assets	2,367	2,352	371

Total non-current assets	58,284	63,805	10,065

Total assets	535,434	488,205	77,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	10,000	9,794	1,545
Accounts payable	45,560	40,194	6,340
Contract liabilities	14,831	14,145	2,231
Current portion of long-term bank loans	3,000	15,000	2,366
Accrued expenses and other liabilities	61,851	58,219	9,184
Current portion of lease liabilities[9]	—	11,426	1,802
Deferred income	733	730	115
Deferred government subsidies	468	286	45
Income taxes payable	4	4	1

Total current liabilities	136,447	149,798	23,629

Non-current liabilities:
Long-term bank loans	17,000	5,000	789
Mandatorily redeemable non-controlling interests	40,000	40,000	6,310
Deferred tax liabilities	292	292	46
Unrecognized tax benefit	5,480	5,480	864
Lease liabilities[9]	—	10,625	1,676
Deferred income	2,169	1,980	312

Total non-current liabilities	64,941	63,377	9,997

Total liabilities	201,388	213,175	33,626

[9]	On January 1, 2022, the Company adopted ASC 842, the new lease standard, using the modified retrospective transition method and will not restate comparative periods.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	75	75	12
Additional paid-in capital	1,459,374	1,470,288	231,932
Statutory reserves	1,191	1,191	188
Accumulated deficit	(1,122,153)	(1,190,814)	(187,846)
Accumulated other comprehensive loss	(5,886)	(7,000)	(1,104)

Total EHang Holdings Limited shareholders’ equity	332,601	273,740	43,182
Non-controlling interests	1,445	1,290	203

Total shareholders’ equity	334,046	275,030	43,385

Total liabilities and shareholders’ equity	535,434	488,205	77,011

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	22,977	8,701	5,790	913
Costs of revenues	(8,451)	(3,474)	(2,174)	(343)

Gross profit	14,526	5,227	3,616	570
Operating expenses:
Sales and marketing expenses	(9,486)	(12,241)	(12,697)	(2,003)
General and administrative expenses	(46,059)	(61,675)	(23,510)	(3,709)
Research and development expenses	(27,854)	(38,826)	(32,001)	(5,048)

Total operating expenses	(83,399)	(112,742)	(68,208)	(10,760)
Other operating income	2,667	1,424	778	123

Operating loss	(66,206)	(106,091)	(63,814)	(10,067)
Other income (expense):
Interest and investment income	1,957	1,198	1,370	216
Interest expenses	(394)	(461)	(475)	(75)
Foreign exchange loss	(306)	(397)	(423)	(67)
Other non-operating income (expenses), net	2,541	1,505	(5,489)	(866)

Total other income (expense)	3,798	1,845	(5,017)	(792)
Loss before income tax and (loss) income from equity method investment	(62,408)	(104,246)	(68,831)	(10,859)

Income tax (expenses) benefits	(117)	(5)	2	—

Loss before (loss) income from equity method investment	(62,525)	(104,251)	(68,829)	(10,859)
(Loss) income from equity method investment	—	(276)	13	2

Net loss	(62,525)	(104,527)	(68,816)	(10,857)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(62,525)	(104,527)	(68,816)	(10,857)
Net loss (income) attributable to non-controlling interests	361	(897)	155	24

Net loss attributable to ordinary shareholders	(62,164)	(105,424)	(68,661)	(10,833)

Net loss per ordinary share:
Basic and diluted	(0.56)	(0.93)	(0.60)	(0.09)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	110,475	113,495	114,353	114,353
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.12)	(1.86)	(1.20)	(0.18)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	4,331	(5,788)	(1,114)	(176)
Realized gains on available-for-sale investments, net of nil tax	(1,729)	—	—	—

Total other comprehensive income (loss), net of tax	2,602	(5,788)	(1,114)	(176)
Comprehensive loss	(59,923)	(110,315)	(69,930)	(11,033)
Comprehensive loss (income) attributable to non-controlling interests	361	(897)	155	24

Comprehensive loss attributable to ordinary shareholders	(59,562)	(111,212)	(69,775)	(11,009)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	14,526	5,227	3,616	570
Plus: Share-based compensation	—	—	—	—

Adjusted gross profit	14,526	5,227	3,616	570

Sales and marketing expenses	(9,486)	(12,241)	(12,697)	(2,003)
Plus: Share-based compensation	4,626	4,471	4,352	687

Adjusted sales and marketing expenses	(4,860)	(7,770)	(8,345)	(1,316)

General and administrative expenses	(46,059)	(61,675)	(23,510)	(3,709)
Plus: Share-based compensation	36,331	10,165	10,253	1,617

Adjusted general and administrative expenses	(9,728)	(51,510)	(13,257)	(2,092)

Research and development expenses	(27,854)	(38,826)	(32,001)	(5,048)
Plus: Share-based compensation	7,914	7,684	7,539	1,189

Adjusted research and development expenses	(19,940)	(31,142)	(24,462)	(3,859)

Operating expenses	(83,399)	(112,742)	(68,208)	(10,760)
Plus: Share-based compensation	48,871	22,320	22,144	3,493

Adjusted operating expenses	(34,528)	(90,422)	(46,064)	(7,267)

Operating loss	(66,206)	(106,091)	(63,814)	(10,067)
Plus: Share-based compensation	48,871	22,320	22,144	3,493

Adjusted operating loss	(17,335)	(83,771)	(41,670)	(6,574)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(62,525)	(104,527)	(68,816)	(10,857)
Plus: Share-based compensation	48,871	22,320	22,144	3,493
Plus: Certain non-operational expenses	—	—	5,803	915

Adjusted net loss	(13,654)	(82,207)	(40,869)	(6,449)

Net loss attributable to ordinary shareholders	(62,164)	(105,424)	(68,661)	(10,833)
Plus: Share-based compensation	48,871	22,320	22,144	3,493
Plus: Certain non-operational expenses	—	—	5,803	915

Adjusted net loss attributable to ordinary shareholders	(13,293)	(83,104)	(40,714)	(6,425)

Adjusted basic and diluted net loss per ordinary share	(0.12)	(0.73)	(0.36)	(0.06)
Adjusted basic and diluted net loss per ADS	(0.24)	(1.46)	(0.72)	(0.12)